VIA EDGAR

July 20, 2011

Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549
Attn: Mr. James O'Connor

Re:	Application for Withdrawal of Post-Effective Amendments to Registration Statement
Robeco-Sage Triton Fund, L.L.C.
File Nos. 333-141079 and 811-21472

Ladies and Gentlemen:

Robeco-Sage Triton Fund, L.L.C. (the “Fund”), a Delaware limited liability company, hereby applies, pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the "Securities Act"), to withdraw its post-effective amendments No.1 and No. 2 to its registration statement on Form N-2 (File Nos. 333-141079 and 811-21472) (the "Post-Effective Amendments") filed on June 22, 2011 and July 19, 2011, respectively, under the Securities Act and the Investment Company Act of 1940, as amended.  The Post-Effective Amendments were inadvertently filed under an incorrect Securities Act file number.

If you have any questions concerning the foregoing, please contact George M. Silfen, Esq. of Schulte Roth & Zabel LLP, counsel to the Fund, at (212) 756-2131.

Very truly yours,

Robeco-Sage Triton Fund, L.L.C.

By:	/s/	Timothy Stewart
Name: Title:		Timothy Stewart President